P.E. 2/1/02

02016693

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

Hemosol Inc.
(Translation of registrant's name into English)

2 Meridian Road, Toronto Ontario, M9W 4Z7, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ___ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ___ No ✓

The following are included in this Report on Form 6-K:

1. Media Release dated February14, 2002.

Media Release

For Immediate Release

Hemosol Announces Full Year 2001 Financial Results

Clinical, Regulatory and Manufacturing Plan for Hemolink™ on Track

TORONTO, ON, February 14, 2002 – Hemosol Inc. (NASDAQ: HMSL, TSE: HML) today announced financial results for the fourth quarter and year ended December 31, 2001. The Company also reported on clinical development progress with its lead product, Hemolink™ [hemoglobin raffimer]. Unless otherwise stated, all dollar values herein are Canadian dollars.

In the fourth quarter of 2001, Hemosol recorded a net loss of $10.7 million or ($0.26) per share, compared to a loss of $9.0 million or ($0.28) per share in the corresponding period of 2000. Net loss for the year ended December 31, 2001 was $38.6 million ($0.98) per share, compared to a loss of $27.6 million or ($0.88) per share for the year ended December 31, 2000.

"We successfully addressed some major challenges in 2001 and as a result have put the Company in a strong position moving forward," said John Kennedy, President and Chief Executive Officer of Hemosol. "Our team worked closely with regulatory agencies worldwide and responded quickly and strategically to re-charge our clinical and regulatory programs. Both of our redesigned CABG studies are moving forward, and should be completed by the middle of this year with results available shortly thereafter. Our strategy is on course to bring Hemolink to market around the world. In addition, our new manufacturing facility is on schedule and gives us an early competitive advantage with the capacity to meet potential market demand."

Financial Results

The Company's operating expenses in the fourth quarter totalled $10.9 million, an 11% increase of $1.1 million over the corresponding period in 2000. Operating expenses for the twelve-month period reached $42.5 million, an increase of $11.8 million or 39% over 2000. Total spending was somewhat lower than expected due to lower than projected patient enrolment in the Company's clinical trial program. Increases in both the quarter and the year are attributed to increased personnel and related costs, consulting costs associated with manufacturing expansion and the Company's clinical/regulatory program, and increased expenditures in medical education and communication.

Interest income in the quarter totalled $828,000, bringing total interest income for the year to $3.5 million compared to $3 million in 2000.

Capital expenditures during the year reached $46.1 million. These expenditures were incurred to expand the capacity of the Company's existing pilot facility and continue construction of the new 300,000 unit commercial facility. To date the Company has expended $53.9 million on this facility, which includes $7.7 million in accounts payable and accrued liabilities. As of December 31, 2001, Hemosol had not drawn down on either of its debt facilities and had capital assets in excess of $60 million.

As of December 31, 2001, Hemosol remains well financed with $69.8 million in cash and cash equivalents and short-term investments.

Hemosol expects operating expenses to increase as enrolment in the clinical trial program progresses. Depending on the level of patient treatment per month, expenses are expected to average approximately $5 million per month for the next six months. Operating expenses beyond this period will depend on a number of factors and guidance will be updated accordingly.

The Company is currently negotiating appropriate amendments to its existing $35 million senior credit facility as a result of last year's revisions to the clinical program for Hemolink and the subsequent extension of time lines for regulatory approval. With the considerable progress in construction of the new facility, Hemosol also is assessing its options concerning the economics of its $12.5 million subordinated debt facility and has not yet determined whether it will use this facility. If the Company decides to use this facility it will be necessary to negotiate similar amendments to those of the senior debt. Hemosol will not draw down under either facility until arrangements are finalized.

Clinical, Regulatory and Manufacturing Progress Update

- In November 2001, Hemosol received FDA approval to begin a 180-patient clinical trial of Hemolink in primary coronary artery bypass grafting (CABG) surgery;

- In January 2002, Hemosol received FDA approval to proceed with a second clinical trial of Hemolink in 140 patients undergoing "re-do" CABG surgery;

- Both studies have similar designs and will run concurrently. The primary study is now actively treating patients and the "re-do" trial is now being activated at the clinical study sites;

- Upon completion of the two studies, the Company plans to review data with the FDA and design and initiate a third study pivotal for U.S. registration;

- Data from these studies will also be used to strengthen the Company's pending U.K. and subsequent European applications;

- Hemosol plans to respond to questions from the U.K. Medicines Control Agency (MCA) in the third quarter of 2002 and anticipates that the MCA will complete its review by the end of 2002;

- Hemosol intends to follow the Mutual Recognition Procedure, which could allow the Company to gain approval in other European countries shortly after U.K. approval;

- The Company has submitted protocols to the FDA for a high-dose general surgery study and a study in patients with chemotherapy-induced anemia; active discussions regarding these trials are ongoing;

- A response from Health Canada on the Company's New Drug Submission to market Hemolink in Canada remains pending;

- The Company's Meadowpine facility is proceeding on schedule. Installation of process equipment is underway and expected to be completed in the third quarter of 2002;

- Meadowpine is expected to be in production early in 2003, in time to meet initial demand for Hemolink. Hemosol also plans to include the 300,000-unit Meadowpine facility in its U.S. BLA filing.

Conference Call Details

The Company will hold a conference call today at 4:30p.m. (Eastern time) to discuss its fourth quarter and year-end results. A live audio webcast of the conference call will be available through www.hemosol.com and www.financialdisclosure.ca. The call will also be archived on these sites for 30 days.

A replay of the conference call will also be available by telephone from approximately 6:30p.m. (Eastern time) on February 14, 2002 through February 21, 2002. To access the replay, dial, 416-695-5800 or 1-800-408-3053 and enter reservation number 1069532.

About Hemosol Inc.

Hemosol is a near-term, commercial-stage biopharmaceutical company focused initially on developing life-sustaining therapies for the treatment of acute anemia resulting from hemoglobin deficiencies. Hemosol has a broad range of products in development, including its flagship product Hemolink™ [hemoglobin raffimer], an oxygen therapeutic, that is designed to rapidly and safely improve oxygen delivery to the circulatory system. Hemolink™ is currently being evaluated in late-stage clinical trials. The Company also is developing additional oxygen therapeutics and a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer through its cell expansion and stem cell research activities.

For more information visit Hemosol's website at www.hemosol.com.

Hemosol Inc.'s common shares are listed on The NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

Hemolink™ is a registered trademark of Hemosol Inc.

Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; technical or manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Contact: **Jason Hogan**
Investor Relations
416 361 1331
800 789 3419
416 815 0080 fax
ir@hemosol.com
www.hemosol.com

Shari Beagelman
Media Relations
973 781 0200 ext. 20
917 626 7071 mobile
sbeagelman@hemosol.com

Financial Statements to Follow:

HEMOSOL INC.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

	Three Months Ending		Twelve Months Ending	
(THOUSANDS OF DOLLARS EXCEPT SHARE DATA)	Dec. 31, 2001	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2000
REVENUE				
Research and development	—	—	—	—
EXPENSES				
Research and development				
Scientific and process	5,033	5,592	18,386	15,357
Regulatory and clinical	2,327	2,068	11,771	8,008
Total research and development	7,360	7,660	30,157	23,365
Administration	1,485	678	6,731	3,864
Marketing & business development	2,042	1,469	5,561	3,439
TOTAL EXPENSES	10,887	9,807	42,449	30,668
Loss from operations	(10,887)	(9,807)	(42,449)	(30,668)
Amortization of deferred charges	(360)	—	(360)	—
Unrealised foreign exchange gain(loss)	(262)	29	970	29
Interest income	828	817	3,488	3,069
Loss before income taxes	(10,681)	(8,961)	(38,351)	(27,570)
Provision for income taxes	67	27	226	27
NET LOSS FOR THE YEAR	(10,748)	(8,988)	(38,577)	(27,597)
Deficit, beginning of period	(173,110)	(127,400)	(136,388)	(104,174)
Share issue cost	—	—	(8,893)	(4,617)
DEFICIT, END OF PERIOD	(183,858)	(136,388)	(183,858)	(136,388)
Average number of shares	40,840,257	32,082,230	39,215,457	31,467,326
LOSS PER SHARE	(0.26)	(0.28)	(0.98)	(0.88)

HEMOSOL INC.
CONSOLIDATED BALANCE SHEET

Twelve Months Period Ended (THOUSANDS OF DOLLARS)	December 31, 2001	December 31, 2000
ASSETS		
CURRENT		
Cash and cash equivalents	2,785	42,027
Short-term investments	67,052	—
Amounts receivable and other assets	3,156	1,967
Inventory and supplies	1,731	635
TOTAL CURRENT ASSETS	74,724	44,629
Capital assets, net	60,899	17,089
Patents and trademarks, net	1,964	1,020
Deferred charges, net	6,830	7,690
TOTAL OTHER ASSETS	69,693	25,799
TOTAL ASSETS	144,417	70,428
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT		
Accounts payable and accrued liabilities	13,605	5,358
TOTAL CURRENT LIABILITIES	13,605	5,358
SHAREHOLDERS' EQUITY		
Share capital	306,135	192,923
Contributed surplus	8,535	8,535
Deficit	(183,858)	(136,388)
TOTAL SHAREHOLDERS' EQUITY	130,812	65,070
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	144,417	70,428

As at December 31, 2001, there were 40,993,861 issued and outstanding common shares and 2,112,922 outstanding options to purchase common shares.

HEMOSOL INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

(THOUSANDS OF DOLLARS)	Three Months Period Ended Dec 31, 2001	Three Months Period Ended Dec 31, 2000	Twelve Months Period Ended Dec 31, 2001	Twelve Months Period Ended Dec 31, 2000
OPERATING ACTIVITIES				
Net loss for the period	(10,748)	(8,988)	(38,577)	(27,597)
Add items not requiring an outlay of cash				
Unrealized foreign exchange gain	814	—	(42)	—
Depreciation and amortization	1,217	649	2,737	1,672
Compensation cost for non-employee stock option	134	—	134	—
	(8,583)	(8,339)	(35,748)	(25,925)
Net change in non-cash working capital balances related to operations	(726)	(1,213)	(2,186)	(3,536)
CASH USED IN OPERATING ACTIVITIES	(9,309)	(9,552)	(37,934)	(29,461)
INVESTING ACTIVITIES				
Short-term investments	1,348	—	(67,052)	—
Patent and trademark costs	(449)	(65)	(568)	(354)
Purchase of capital assets	(16,168)	(2,497)	(38,415)	(13,286)
CASH USED IN INVESTING ACTIVITIES	(15,269)	(2,562)	(106,035)	(13,640)
FINANCING ACTIVITIES				
Proceeds on issuance of common shares	612	5,158	113,078	76,234
Proceeds on sale of transferable option	—	—	—	8,535
Deferred charges	—	(4,790)	—	(4,790)
Share issue costs	—	—	(8,393)	(4,617)
CASH PROVIDED BY FINANCING ACTIVITIES	612	368	104,685	75,362
Effect of exchange rate changes on cash and cash equivalents	(814)	—	42	—
Net increase (decrease) in cash and cash equivalent	(23,966)	(11,746)	(39,284)	32,261
Cash and cash equivalents, beginning of period	27,565	53,773	42,027	9,766
CASH AND CASH EQUIVALENTS, END OF PERIOD	2,785	42,027	2,785	42,027

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEMOSOL INC.

Date: February 20, 2002

By: ______________________
Name: Lee D. Hartwell
Title: Chief Financial Officer and Vice-President Corporate Development